Exhibit 1.3

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under Canadian GAAP, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada

March 18, 2008

/s/ James D. Excell	/s/ G. Fraser B. Sinclair
James D. Excell President and CEO	G. Fraser B. Sinclair Vice President Finance, and CFO

KPMG LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street, Suite 200	www.kpmg.ca
North York, ON M2P 2H3

Auditors’ Report

To the Shareholders of North American Palladium Ltd.

We have audited the consolidated balance sheets of North American Palladium Ltd. (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada,

March 28, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board Directors of North American Palladium Ltd.

We have audited North American Palladium Ltd. (the Company”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our report dated March 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 28, 2008

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	December 31
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$74,606	$3,153
Concentrate awaiting settlement, net – Note 3	79,087	82,050
Taxes recoverable	62	145
Inventories – Note 4	17,873	14,164
Crushed and broken ore stockpiles	8,072	7,134
Other assets	2,563	2,602
	182,263	109,248
Mining interests, net – Note 5	114,464	146,617
Mine restoration deposit – Note 6	8,272	8,041
Crushed and broken ore stockpiles	375	289
Deferred financing costs – Note 7	—	962
	$305,374	$265,157
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$20,757	$21,526
Future mining tax liability – Note 19	168	149
Current portion of obligations under capital leases – Note 8	1,672	2,104
Current portion of convertible notes payable – Note 9	25,710	22,148
Current portion of long-term debt– Note 10	5,918	6,662
Kaiser-Francis credit facility– Note 11	—	5,827
	54,225	58,416
Mine restoration obligation – Note 2	8,878	8,211
Obligations under capital leases – Note 8	1,824	4,111
Convertible notes payable – Note 9	—	23,062
Long-term debt – Note 10	3,957	10,992
Future mining tax liability – Note 19	539	381
	69,423	105,173
Shareholders’ Equity
Common share capital and purchase warrants – Note 13	443,986	339,743
Stock options	1,673	1,269
Equity component of convertible notes payable, net of issue costs – Note 9	6,044	12,336
Contributed surplus	6,292	—
Deficit	(222,044)	(193,364)
Total shareholders’ equity	235,951	159,984
	$305,374	$265,157

Commitments – Notes 1 and 15

Contingencies – Note 6 and 18

Subsequent events – Note 21

See accompanying notes to the consolidated financial statements

On Behalf of the Board

/s/ André J. Douchane	/s/ Gregory J. Van Staveren
André J. Douchane Director	Gregory J. Van Staveren Director

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)

	Year ended December 31
	2007	2006	2005
Revenue – before pricing adjustments	$201,367	$145,819	$85,233
Pricing adjustments:
Commodities	8,756	11,674	7,727
Foreign exchange	(14,191)	1,707	(354)
Revenue – after pricing adjustments – Note 16	195,932	159,200	92,606

Operating expenses
Production costs, excluding amortization and asset retirement costs	125,065	112,458	99,322
Smelter treatment, refining and freight costs	22,444	15,438	15,777
Amortization – Note 5(b)	46,908	30,103	18,297
Administrative	7,773	6,734	6,616
Exploration	12,138	11,831	7,927
Loss on disposal of equipment	—	194	—
Asset retirement costs	1,010	554	476
Total operating expenses	215,338	177,312	148,415
Loss from mining operations	(19,406)	(18,112)	(55,809)

Other income (expenses)
Interest and other financing costs – Note 17	(18,633)	(15,647)	(952)
Foreign exchange gain (loss)	8,422	(1,759)	268
Total other income (expenses)	(10,211)	(17,406)	(684)
Loss before taxes	(29,617)	(35,518)	(56,493)
Income and mining tax recovery – Note 19	(937)	(1,409)	(2,882)
Net loss and comprehensive loss for the year	(28,680)	(34,109)	(53,611)
Deficit, beginning of year	(193,364)	(159,255)	(105,644)
Deficit, end of year	$(222,044)	$(193,364)	$(159,255)
Net loss per share
Basic	$(0.51)	$(0.65)	$(1.03)
Diluted – Note 13(f)	$(0.51)	$(0.65)	$(1.03)
Weighted average number of shares outstanding – basic	55,792,203	52,562,939	52,006,548
Weighted average number of shares outstanding – diluted – Note 13(f)	55,792,203	52,562,939	52,006,548

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Year ended December 31
	2007	2006	2005
Cash provided by (used in)
Operations
Net loss for the year	$(28,680)	$(34,109)	$(53,611)
Operating items not involving cash
Accretion expense relating to convertible notes payable	12,947	10,090	—
Amortization	46,908	30,103	18,297
Amortization of deferred financing costs	751	1,090	43
Interest on convertible notes settled in shares	2,644	1,974	—
Accrued interest on mine restoration deposit	(231)	(194)	(74)
Unrealized foreign exchange loss (gain)	10,779	(822)	(33)
Asset retirement costs	1,010	554	476
Future income tax recovery – Note 19	(937)	(739)	(3,286)
Stock based compensation and employee benefits	1,637	1,771	1,728
Loss on disposal of equipment	—	194	—
	46,828	9,912	(36,460)
Changes in non-cash working capital – Note 20(a)	(21,352)	(43,701)	28,187
	25,476	(33,789)	(8,273)
Financing Activities
Issuance of common shares and warrants, net of issue costs – Note 13	75,318	3,955	3,200
Repayment of long-term debt	(12,016)	(6,566)	(6,798)
Repayment of obligations under capital leases	(1,979)	(2,278)	(2,253)
Mine restoration deposit	—	(600)	(1,200)
Issuance of convertible notes	—	41,037	—
Increase in long-term debt and credit facility	—	8,111	—
Deferred financing costs	—	(2,364)	—
	61,323	41,295	(7,051)
Investing Activities
Additions to mining interests	(15,346)	(19,384)	(35,415)
Proceeds on disposal of mining interests	—	—	15
	(15,346)	(19,384)	(35,400)
Increase (decrease) in cash and cash equivalents	71,453	(11,878)	(50,724)
Cash and cash equivalents, beginning of year	3,153	15,031	65,755
Cash and cash equivalents, end of year	$74,606	$3,153	$15,031

Cash and cash equivalents consisting of:
Cash	$4,444	$3,153	$15,031
Short-term investments	70,162	—	—
	$74,606	$3,153	$15,031

Supplementary information – Note 20(b), (c) (d) and (e)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders’ equity
Balance, December 31, 2006	52,947,693	$331,705	$1,269	$8,038	$12,336	$—	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	3,120,997	26,180	—	—	(6,292)	6,292	—	26,180
For interest payments on convertible notes payable	341,528	2,644	—	—	—	—	—	2,644
Private placement of flow-through shares (net)	550,000	5,686	—	—	—	—	—	5,686
Tax effect of flow-through shares	—	(1,114)	—	—	—	—	—	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	—	—	—	—	—	64,461
Warrants Issued:
Pursuant to unit offering, net of issue costs	—	—	—	5,155	—	—	—	5,155
Stock options exercised	5,000	17	—	—	—	—	—	17
Fair value of stock options exercised	—	10	(10)	—	—	—	—	—
Stock-based compensation expense	138,685	1,204	414	—	—	—	—	1,618
Net loss for the year ended December 31, 2007	—	—	—	—	—	—	(28,680)	(28,680)
Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

See accompanying notes to consolidated financial statements.

32

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders’ equity
Balance, December 31, 2005	52,197,217	$325,592	$874	$—	$—	$—	$(159,255)	$167,211
Common shares issued:
For interest payments on convertible notes payable	242,158	1,974	—	—	—	—	—	1,974
Private placement shares (net)	270,000	3,045	—	—	—	—	—	3,045
Tax effect of flow-through shares	—	(1,067)	—	—	—	—	—	(1,067)
Warrants Issued:
Pursuant to terms of Series I convertible notes, net of issue costs	—	—	—	6,238	9,750	—	—	15,988
Pursuant to terms of Series II convertible note, net of issue costs	—	—	—	1,800	2,586	—	—	4,386
Warrants exercised	—	—	—	—	—	—	—	—
Stock options exercised	130,755	910	—	—	—	—	—	910
Fair value of stock options exercised	—	166	(166)	—	—	—	—	—
Stock-based compensation expense	107,563	1,085	561	—	—	—	—	1,646
Net loss for the year ended December 31, 2006	—	—	—	—	—	—	(34,109)	(34,109)
Balance, December 31, 2006	52,947,693	$331,705	$1,269	$8,038	$12,336	$—	$(193,364)	$159,984

See accompanying notes to consolidated financial statements.

33

Notes to the Consolidated Financial Statements

for the years ended December 31, 2007, 2006 and 2005

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1. NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP” or “the Company”) is a Canadian company in the business of exploring and mining Platinum Group Metals (“PGMs”) and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest in under an agreement signed on March 24, 2006. The Company operates in one operating segment, mining.

The Company’s financial position and operating results are directly affected by the market price of the PGMs in relation to the Company’s production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company’s control.

Arctic Platinum Project

On March 24, 2006, the Company entered into an agreement with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project (“APP”) located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP, in which event a joint venture will be formed and the Company will become the project operator. In order to exercise the option, the Company must spend US$12,500, complete a feasibility study and make a production decision as well as issue to Gold Fields, approximately 7.3 million shares or approximately 9.2 million shares, subject to adjustment, to earn a 50% or 60% interest respectively on or before August 31, 2008. As at December 31, 2007, the Company has incurred $12,758 (US$11,670) in expenditures on the APP and these costs have been charged to exploration expense.

Shebandowan Project

On December 3, 2003, the Company entered into an option and joint venture agreement with Vale Inco Limited (formerly Inco Limited and CVRD Inco Limited) on the Haines-Conacher property which surrounds the past producing Shebandowan mine. The agreement was subsequently amended on March 31, 2006 to include the mine. The nickel, copper and PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and “D” zones. A Technical Report in compliance with National instrument 43-101 on Shebandowan West zone, disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. On December 10, 2007, the Company announced that it has exercised its option to form an operating joint venture with Vale Inco Limited over the Shebandowan property.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian dollars unless otherwise noted. The more significant accounting policies are summarized as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Lac des Iles Mines Ltd. (“LDI”), North American Palladium Finland Ltd. (“NAPFL”), and North American Palladium Arctic Services Ltd. (“NAPFS”). The Company’s exploration activities in respect of the Shebandowan project are conducted through a joint venture, effective December 6, 2007, which the Company accounts for using the proportionate consolidation method. All inter-company balances and transactions have been eliminated.

Revenue and Concentrate Awaiting Settlement

Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company’s metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs which are subject to final assay adjustments.

Although the Company sold its metals during 2007 to a limited number of customers, it is not economically dependent upon them as there are other markets throughout the world for the Company’s metals.

Concentrate, Crushed and Broken Ore Stockpiles and Supplies Inventories

Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost (including an allocation of the amortization of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpile tonnages are verified by periodic surveys. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and replacement cost.

Mining Interests

Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred. During 2007 interest in the amount of $nil was capitalized (2006 – $188).

The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis as described above.

Mining leases and claims and royalty interests are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made.

Impairment of Long-lived Assets

Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is less than the carrying value. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term “recoverable minerals” refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Asset Retirement Obligations

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. Total undiscounted cash flows required to settle the obligations are estimated to be approximately $7,800 the majority of which is to be paid at the end of the mine life, which is currently expected in 2010. A credit adjusted risk-free rate of 4% has been utilized to determine the obligation recorded on the balance sheet. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

The following is a reconciliation of the changes in the asset retirement obligation during the year:

	2007	2006
Balance, beginning of the year	8,211	$7,894
Accretion expense	667	317
Balance at the end of year	$8,878	$8,211

Stock-Based Compensation Plans

The Company has a stock-based compensation plan which is described in note 13 (e) and a Restricted Share Unit Plan (“RSU”) which is described in note 13 (g). The Company recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each RSU, being the fair market value of the Company’s common shares at the grant date, is recorded as a liability on the Company’s consolidated balance sheet over the vesting period. The value of the RSU liability is adjusted to reflect changes in the market value of the Company’s common shares at each period end.

Translation of Foreign Currency

The reporting and functional currency of the Company is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of operations, comprehensive loss and deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents includes cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less and are stated at fair value.

Deferred Financing Costs

Deferred financing costs represents the costs of negotiating and securing the Company’s long-term debt facilities. Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability and the effective interest rate method is now used to amortize these costs to operations. As at January 1, 2007, the Company adjusted the carrying value of the related long-term debt and the convertible note payable using the effective interest method. The impact was a decrease in the carrying value of the convertible notes payable of $855 and a decrease in the long-term debt of $107 and a decrease in deferred financing costs of $962.

Basic and Diluted Loss Per Share

Basic loss per common share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible notes and common share purchase warrants (equity instruments), if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

Flow-through shares

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renunciation. As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Derivative Financial Instruments

From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at December 31, 2007.

From time to time the Company may enter into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed U.S. dollar denominated revenues. The Company had no outstanding foreign exchange forward sales contracts as at December 31, 2007.

The Company does not hold financial instruments or derivative financial instruments for trading purposes.

Adoption of New Accounting Standards

In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes (“Section 1506”). The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. Section 1506 also requires disclosures of information relevant to assessing the possible impact of the application of a new GAAP standard on the Company’s financial statements in the period of initial adoption. The adoption of Section 1506 effective January 1, 2007 has had no impact on these consolidated financial statements.

Financial Instruments

As required by The Canadian Institute of Chartered Accountants (“CICA”), on January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of these new standards resulted in changes in the presentation for financial instruments as described below. As required by the implementation of these new standards, the prior period consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments arising from the adoption of these accounting standards are described below.

(a)          Section 1530, Comprehensive Income

Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. There has been no impact of this pronouncement for the year ended December 31, 2007, accordingly the Company’s net income and comprehensive income are equal.

(b)          Section 3251, Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from OCI. Accumulated changes in OCI are included in the accumulated other comprehensive income (“AOCI”) and are presented in the consolidated statements of shareholders equity and comprehensive income as a separate component of shareholders’ equity. The Company has no AOCI as a result of the adoption of this new accounting pronouncement, accordingly there is no impact on the consolidated financial statements as a result of the adoption of this standard.

c)              Section 3855, Financial Instruments – Recognition and Measurement Section 3861, Financial Instruments – Disclosure and Presentation

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurements are dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading, available for sale, held-to-maturity, or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity and available-for-sale financial assets that do not have quoted market prices in the active market. Settlement date accounting continues to be used for all financial assets, except changes in fair value between the trade date and settlement date are reflected in the consolidated statements of earnings for held-for-trading financial assets, while changes in fair value between trade date and settlement date are reflected in OCI for available-for-sale financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets that are initially recognized at fair value and thereafter are accounted for at cost or amortized cost.

Other liabilities

Other liabilities are initially recorded at fair value and thereafter are recorded at cost or amortized cost using the effective interest method and include all liabilities, other than derivatives or liabilities to which the fair value designation has been applied.

Embedded derivatives

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risk are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of the free-standing derivatives; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income. These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings. As at December 31, 2007 and December 31, 2006, the Company has separated the early repayment call and put options on the Company’s convertible notes payable. The fair value of the early repayment and put option was determined to be nominal and therefore there was no impact on the financial statements as a result of the bifurcation of these embedded derivatives.

Classification of financial instruments

The following is a summary of the accounting classification the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

(i)                  Concentrate awaiting settlement, net is classified as held for trading;

(ii)               Other assets are classified as loans and receivables; and

(iii)            All financial liabilities as other financial liabilities.

Future Accounting Standards

Financial Instruments – Recognition and Measurement

In December 2006, the CICA released new Handbook sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, effective for fiscal years beginning on or after October 1, 2007. Section 3862, describes the required disclosures related to the significance of financial instruments on the Company’s financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements handbook sections 3855, “Financial Instruments – Recognition and Measurements”; 3863, “Financial Instruments – Presentation; and 3865, “Hedges”. Section 3863

establishes standards for presentation of financial instruments and non financial derivatives. This section complements handbook section 3861, “Financial Instruments – Disclosure and Presentation”. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

Capital Disclosures

In December 2006, the CICA released new Handbook section 1535, “Capital Disclosures”, which establishes standards for disclosing information about a Company’s capital and how it is managed, to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. This section will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

Inventories

In June 2007, the CICA released new handbook section 3031, “Inventories,” effective for fiscal years beginning on or after January 1, 2008. Section 3031 supersedes the existing CICA section 3030, “Inventories,” and provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

3. CONCENTRATE AWAITING SETTLEMENT

Concentrate awaiting settlement is comprised of:

	2007	2006
Concentrate awaiting settlement, gross	$85,869	$88,034
Refining and smelter treatment charges	(6,782)	(5,984)
Concentrate awaiting settlement, net	$79,087	$82,050

The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelter between May and December 2007, including 125,802 ounces of palladium which was valued at the December 31, 2007 London Metal Exchange (“LME”) afternoon price fix of US$364 (2006 – including 129,496 ounces of palladium valued at US$322). The LME afternoon price fix as at March 18, 2008 was US$481.

All of the concentrate awaiting settlement is due from one domestic customer at December 31, 2007 (2006 – two domestic customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

4. INVENTORIES

Inventories consist of the following:

	2007	2006
Concentrate	$3,026	$3,782
Supplies	14,847	10,382
	$17,873	$14,164

5. MINING INTERESTS

(a)                                  Mining interests are comprised of the following:

	2007	2006
Plant and equipment, at cost	$368,339	$362,151
Underground mine development, at cost	52,174	43,015
Accumulated amortization and impairment charges	(319,388)	(277,397)
	101,125	127,769
Equipment under capital lease, at cost	14,076	14,076
Accumulated amortization and impairment charges	(7,022)	(3,991)
	7,054	10,085
Mining leases and claims, royalty interest, and development, at cost	82,561	82,561
Accumulated amortization and impairment charges	(76,276)	(73,798)
	6,285	8,763
Mining interests, net	$114,464	$146,617

(b)                                  Amortization expense is comprised of:

	2007	2006	2005
Capital assets (including plant and equipment, and equipment under capital lease)	$44,430	$28,422	$17,384
Mining leases and claims, royalty interest, and development costs	2,478	1,681	913
	$46,908	$30,103	$18,297

(c)                                  As at December 31, each year, the Company tests its long-lived assets, including mineral interests and plant and equipment for impairment, and reflects an impairment charge if needed.

There was no impairment charge required for 2007 (2006 – $nil, 2005 – $nil).

6. MINE RESTORATION DEPOSIT

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the “Ministry”), has established a trust fund (the “Fund”) pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the mine site. The mine closure plan calls for a total amount of $7,802 to be accumulated in the Fund.

Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2007, the Company had $8,272 (2006 – $8,041) on deposit with the Ministry including accrued interest of $742. All current amounts required have been contributed as at December 31, 2007. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

7. DEFERRED FINANCING COSTS

	2007	2006
Financing costs	$—	$1,610
Accumulated amortization	—	(648)
	$—	$962

As at January 1, 2007, the Company adjusted the carrying value of the related long-term debt and the convertible note payable using the effective interest method. The impact was a decrease in the carrying value of the convertible notes payable of $855 and a decrease in the long-term debt of $107 and a decrease in deferred financing costs of $962.

8. OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2007	2006
2007	$—	$2,422
2008	1,830	2,166
2009	1,499	1,775
2010	402	473
Total minimum lease payments	3,731	6,836

Amounts representing interest at rates from 3.5% – 6.8%	(235)	(621)
Present value of minimum lease payments	3,496	6,215
Less current portion	(1,672)	(2,104)
	$1,824	$4,111

9. CONVERTIBLE NOTES PAYABLE

	2007	2006
Series I convertible notes – maturing August 1, 2008	$17,011	$32,048
Series II convertible notes – maturing December 1, 2008	8,699	13,162
	25,710	45,210
Less current portion	(25,710)	(22,148)
	$—	$23,062

On March 29, 2006, the Company issued US$35,000 ($41,037) aggregate principal amount of Series I convertible notes (the “Series I Notes”) due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The Offering was to Kaiser-Francis Oil Company (Kaiser-Francis) and an institutional investor (collectively the “Purchasers”). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the “SPA”) among the Company and the Purchasers.

The Series I Notes were initially convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until March 29, 2010 (see anti-dilution provisions below).

The Company, at its option, had the right to sell to Kaiser-Francis up to US$13,500 principal amount a Series II Note (a second tranche) on or before June 30, 2006, which would be used to repay the loan under the existing Kaiser-Francis credit facility (refer to note 11). On June 23, 2006, the Company exercised this right and issued to Kaiser-Francis US$13,500 ($15,176) aggregate principal amount a Series II Note, due December 1, 2008. The Series II Note was initially convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Note, with each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until June 23, 2010 (see anti-dilution provisions below).

The convertible notes and the related Series I and Series II Warrants contain “full ratchet” anti-dilution provisions. Under these provisions, if at any time prior to August 1, 2008 the Company issues securities (including common shares or warrants convertible into common shares) at a price per share (the “effective price”) less than a stated amount, the conversion/exercise price of the outstanding convertible notes and Series I and Series II Warrants is reduced downward to equal the effective price, subject to a floor price of US$9.12 for the Series I Notes, US$6.67 for the Series II Note, US$10.73 for the Series I Warrants and US$7.85 for the Series II Warrants. On account of the unit offering that closed on December 13, 2007, the conversion price of the Series I Notes, the Series II Note, the Series I Warrants and the Series II Warrants decreased to their respective floor prices.

The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date. The Company has the right to defer any principal repayment in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five (5) business days prior notice of its intention to defer principal repayments. During 2007, the Purchasers elected to receive common shares in settlement of both their interest and principal repayments.

Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the initial conversion price (as adjusted for any stock dividend or split, or similar transaction), the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The Series I proceeds received were allocated to the debt and equity components of the notes and to the initial warrants on a relative fair value basis as follows: US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II Note proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price, as described above, for interest and principal payments. The Company accretes the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. The Company recorded accretion expense of $12,947 (2006 – $10,090), of which $3,245 (2006 – $2,523) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at December 31, 2007.

The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Series I Notes carry an effective interest of 42%. The Series II Note carries an effective interest rate of 28%.

The conversion option or equity component of the Notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the notes.

The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized over the term of the convertible notes using the effective interest method.

As at December 31, 2007, the principal amount outstanding on the Series I and Series II convertible notes was US$17,500 (2006 – US$35,000) and US$9,000 (2006 – US$13,500) respectively.

10. LONG-TERM DEBT

	2007	2006
Equipment finance company credit facility consisting of $4,000 and US$6,000 (2006 – $6,000 and US$10,000) loans	$9,928	$17,654
Less: financing costs (net of amortization)	(53)	—
	9,875	17,654
Less current portion	(5,918)	(6,662)
	$3,957	$10,992

The Company’s long-term debt is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 2.50%, or 7.10% at December 31, 2007 (7.82% – 2006). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the loan, the lender received a first priority security in all of the Company’s existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

11. KAISER-FRANCIS CREDIT FACILITY

At the time the Company entered into its senior credit facility (note 10), certain terms under the US$20,000 non-revolving credit facility with Kaiser-Francis Oil Company (“Kaiser-Francis”) were amended. The final maturity date was extended to June 30, 2006 from May 31, 2005 and the interest rate was reset based upon the 30 day LIBOR rate plus 2.50%. The Kaiser-Francis credit facility was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date (note 9).

On October 12, 2006, the Company completed a transaction with Kaiser-Francis for a US$5,000 short-term working capital loan maturing December 31, 2006. The interest rate under the loan was the 30 day LIBOR rate plus 2.50%. The Company paid a commitment fee of US$38 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to Kaiser-Francis a first priority security interest in the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Company paid a commitment fee of US$25 for the extension. This loan was repaid in full from the proceeds of the first advance payment, in accordance with the terms of the palladium and platinum purchase facility (note 15 (a)).

12. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Kaiser-Francis is the major shareholder of the Company. In addition to the related party transactions with Kaiser-Francis disclosed in note 11, the Company had the following related party transactions:

(a)                                  Under the terms of the Company’s convertible notes, the Company may not offer equity securities without first offering to the noteholders a pre-emptive right to each to subscribe for 12.5% of the total equity securities being offered. If either noteholder subscribes for less than its 12.5% share, the unused right shall then be offered to the non-declining party, Kaiser-Francis or the institutional investor, as the case may be. As a result of this provision of the agreement, Kaiser-Francis exercised the pre-emptive right and subscribed for 25% of the unit offering that closed on December 13, 2007.

(b)                                 In 2005, a now former director of the Company received a fee of $218 in connection with the negotiations related to a Palladium Sales Contract entered into by the Company in 2000. The contract was negotiated at arms-length prior to such person becoming a director of the Company. The Palladium Sales Contract expired on June 30, 2005, and no further fees are payable in connection with this contract.

13. SHAREHOLDERS EQUITY

(a)                                  Authorized Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series “A” preferred shares.

(b)                                  Common share purchase warrants:

The changes in issued common share purchase warrants for the year are summarized below:

	2007		2006
	Shares	Amount	Shares	Amount
Balance beginning of year	1,990,969	8,038
Issued pursuant to terms of Series I convertible notes, net of issue costs	—	—	1,436,782	6,238
Issued pursuant to terms of Series II convertible note, net of issue costs	—	—	554,187	1,800
Issued pursuant to unit offering, net of issue costs	9,333,333	5,155
Balance, end of year	11,324,302	$13,193	1,990,969	$8,038

On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total net proceeds of approximately US$68,719 (issue costs US$5,919). Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

In connection with the issue of the convertible notes, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date
1,436,782	US$10.73	March 29, 2010
554,187	US$7.85	June 23, 2010

In connection with the issue of the unit offering, warrants to purchase 9,333,333 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date
9,333,333	US$5.05	December 13, 2009

(c)                                  Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company’s matching contribution can be made either in cash or treasury shares of the Company. During 2007 the Company contributed 138,685 shares with a fair value of $1,204, (2006 – 107,563 shares with a fair value of $1,085).

(d)                                  Private Placement

On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares. The gross proceeds of $6,050 must be spent on Canadian exploration expenses prior to December 31, 2008. As at December 31, 2007, the Company has spent $628 on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada).

On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $3,375 were spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) prior to December 31, 2007.

On April 21, 2005, the Company completed a private placement of 213,000 flow-through common shares. The gross proceeds of $2,503 were spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) prior to December 31, 2006.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and the share capital is reduced and future income tax liabilities is increased by the estimated income tax benefits renounced by the Company to the investors. The tax attributes for the 2006 expenditures were renounced in 2007, and those from 2005 were renounced in 2006.

(e)                                  Corporate Stock Option Plan

The Company has adopted, and the shareholders have approved, the Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which determines the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on the day prior to the date of grant), expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. Options granted vest as to 1/3 on each of the first three anniversary dates of the date of grant.

The maximum number of common share options available for grant shall not exceed 2,700,000 being approximately 3.6% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2007, 532,757 options (2006 – 534,057 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	2007		2006
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	360,133	$10.24	563,638	$10.43
Granted	132,500	9.05	65,000	8.15
Exercised	(5,000)	3.42	(130,755)	6.96
Cancelled	(131,200)	10.25	(137,750)	13.15
Outstanding, end of year	356,433	$9.89	360,133	$10.24
Options exercisable at end of year	191,600	$10.76	166,432	$10.70

The following table summarizes information about the Company’s stock options outstanding at December 31, 2007:

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2007	Options Exercisable at Dec. 31, 2007
$ 4.75	February 27, 2011	7,500	7,500
$ 7.85	August 26, 2014	30,000	10,000
$ 8.12	October 8, 2015	15,000	—
$ 8.40	June 20, 2014	35,000	11,667
$ 8.45	April 1, 2015	40,000	—
$ 8.83	December 14, 2013	10,000	6,667
$ 8.87	January 14, 2015	7,500	—
$ 9.03	March 1, 2015	9,000	—
$10.00	November 27, 2013	50,000	33,333
$10.18	April 15, 2015	30,000	—
$11.90	June 23, 2012	122,433	122,433
		356,433	191,600

The fair value of options granted in 2007 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.97% (2006 – 4.05%; 2005 – 3.78%), expected dividend yield of nil (2006 – nil; 2005 – nil), expected volatility of 54% (2006 – 55%; 2005 – 55%), and expected option life of 4 years (2006 – 4 years; 2005 – 4 years). The estimated fair value of the options is expensed over the option’s vesting period, which is 3 years. The weighted average fair market value of options granted in 2007 was $4.11 (2006 – $3.78; 2005 – $4.51). Compensation expense related to the Plan for the year ended December 31, 2007 was $414 (2006 – $561; 2005 – $582).

(f)                                    Reconciliation of the diluted number of shares outstanding:

	2007	2006	2005
Net loss available to common shareholders	$(28,680)	$(34,109)	$(53,611)
Weighted average number of shares outstanding	55,792,203	52,562,939	52,006,548
Effect of dilutive securities stock options	—	—	—
Weighted average diluted number of shares outstanding	55,792,203	52,562,939	52,006,548
Diluted net loss per share	$(0.51)	$(0.65)	$(1.03)

The effect of stock options and warrants has not been included in the determination of diluted loss per share for 2007, 2006 or 2005, because to do so would be anti-dilutive.

At December 31, 2007, there were 14,794,088 (2006 – 6,172,671) equity instruments convertible to common shares. These have been excluded from the calculation of diluted net loss per share because to do so would have been anti dilutive. These equity instruments could potentially dilute basic earnings per share in the future.

(g)                                 Other Stock-Based Compensation – Restricted Share Unit Plan

Effective December 14, 2005, the Company adopted an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which will determine after considering recommendations made by the compensation committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. On each relevant full vesting date of awarded restricted share units, the participant will receive a lump sum cash payment equivalent to the market value of the equivalent number of common shares. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

As at December 31, 2007, 10,001 (2006 – 33,333) restricted share units have been granted and are outstanding at a weighted average value of $8.72 (2006 – $9.09) per unit and $89 (2006 – $180) has been charged to compensation expense. The market value of the restricted share units as at December 31, 2007 is $3.64 (2006 – $8.87) per unit.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of the convertible notes approximate their carrying value due to the interest rate implicit in the convertible notes approximating interest rates available at this time for similar convertible notes payable. The carrying amounts of all other financial instruments on the balance sheet approximate fair value due to their short-term maturities.

15. COMMITMENTS

(a)                                  Palladium and Platinum Advance Purchase Facility

On January 19, 2007 the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC (“Auramet”), a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company may not request Auramet to purchase metals after June 15, 2008 and all sales and payments prior to that date are required to be settled by December 31, 2008. Under the terms of the agreement the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25,000. The

Company pays a commitment fee of 0.50% per annum, payable monthly, on the unused portion of the facility.

The purchase price may be fixed or provisional. For fixed pricing the Company may price at either: (i) Auramet’s current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to the Company may not exceed specified values of fixed and provisionally priced palladium and platinum. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.90% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to the Company the difference between the advance payment and the purchase price.

To secure the obligations of the Company under the Agreement, the Company has granted to Auramet a security interest in, among other things, the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

The first advance payment was used to repay the US$5,000 working capital loan from the Corporation’s major shareholder, while subsequent advance payments will be used to finance working capital requirements. The balance outstanding under the advance purchase facility at December 31, 2007 is $nil.

(b)                                  Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement from mining operations until the expiration of the Lac des Iles leases.

(c)                                  Operating Leases and Other Purchase Obligations

As at December 31, 2007, the Company had outstanding operating lease commitments and other purchase obligations of $3,257 and $10,808, respectively (2006 – $4,695 and $1,351) all of which had maturities of less than five years.

(d)                                  Flow-through shares

To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to spend $6,050 of qualifying Canadian exploration expenses, as defined in the Income Tax Act (Canada), by December 31, 2008 (2006 – $3,375, by December 31, 2007).

16. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2007 Year ended December 31
Revenue – before pricing adjustments	$201,367	95,146	29,183	12,315	46,862	15,589	2,272
Pricing adjustments:
Commodities	8,756	3,443	4,516	1,825	(1,621)	180	413
Foreign exchange	(14,191)	(6,783)	(2,723)	(1,177)	(2,653)	(765)	(90)
Revenue – after pricing adjustments	$195,932	91,806	30,976	12,963	42,588	15,004	2,595
2006 Year ended December 31
Revenue – before pricing adjustments	$145,819	70,645	23,438	8,970	27,930	13,984	852
Pricing adjustments:
Commodities	11,674	4,133	821	769	4,964	697	290
Foreign exchange	1,707	866	177	105	406	144	9
Revenue – after pricing adjustments	$159,200	75,644	24,436	9,844	33,300	14,825	1,151
2005 Year ended December 31
Revenue – before pricing adjustments	$85,233	38,364	16,635	5,950	15,845	7,464	975
Pricing adjustments:
Commodities	7,727	4,980	847	662	188	853	197
Foreign exchange	(354)	54	(338)	(44)	8	(33)	(1)
Revenue – after pricing adjustments	$92,606	43,398	17,144	6,568	16,041	8,284	1,171

The Company delivers all of its concentrate to one customer (2006 – two customers) under the terms of an agreement. The customer has agreed to smelt and refine all of the Company’s concentrate to March 31, 2010, with an option by mutual agreement to extend for a further two years to March 31, 2012.

17. INTEREST AND OTHER FINANCING COSTS

	Note	2007	2006	2005
Interest on convertible notes payable	9	$2,763	$2,519	$—
Accretion expense relating to convertible notes payable	9	12,947	10,090	—
		15,710	12,609	—
Interest on long term debt	10	1,013	1,505	1,651
Interest on capital leases	8	460	404	22
Interest on Kaiser Francis credit facility	11	90	569	836
		17,273	15,087	2,509
Interest on advance purchase facility	15	446	148	—
Other interest and financing costs		837	123	41
Deferred financing costs		751	1,090	43
		19,307	16,448	2,593
Interest income		(674)	(801)	(1,641)
		$18,633	$15,647	$952

18. CONTINGENCIES

(a)                                  The Company is a defendant in an action by another mining company claiming actual damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000, and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. (“Copan”) property in trust for the plaintiff. This action relates to a predecessor company of the Company and has been inactive for sometime. No provision has been made in the accounts as at December 31, 2007 or 2006 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 13(a) as the Company has been indemnified by SPG regarding such matters.

(b)                                 The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as an interim payment against this claim and has included this amount in income from mining operations. The Company is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

(c)                                  From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.

19. INCOME TAXES

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 36.1% (2006 – 36.1%, 2005 – 36.1%).

	2007	2006	2005
Income tax recovery using statutory income tax rates	$(10,692)	$(12,822)	$(21,524)
Increase (decrease) in taxes resulting from:
Resource allowance	77	133	3,354
Non-taxable portion of capital gains	(1,196)	(76)	(162)
Losses not tax benefited	10,126	11,002	16,556
Losses incurred in foreign entities, taxed at a lower rate	569	701	—
Federal large corporations taxes	—	—	339
Ontario mining taxes	177	(195)	(1,654)
Other	2	(152)	209
Income and mining tax recovery	$(937)	$(1,409)	$(2,882)

The details of the Company’s income and mining tax recovery are as follows:

	2007	2006	2005
Current income tax expense (recovery):
Income taxes	—	(360)	(15)
Mining taxes	—	(310)	80
Federal large corporations tax	—	—	339
	—	(670)	404
Future income tax expense (recovery):
Income taxes	(1,114)	(854)	(1,552)
Mining taxes	177	115	(1,734)
	$(937)	$(739)	$(3,286)
	$(937)	$(1,409)	$(2,882)

Future tax assets (liabilities) consist of the following temporary differences:

	2007	2006
Long-term future income tax asset:
Mining interests, net	38,476	38,185
Deferred financing costs	2,004	414
Mine restoration obligation	2,235	2,532
Future mining tax liability	106	101
Other assets	141	199
Non-capital loss carry-forwards	10,556	13,363
Ontario corporate minimum tax credits	327	327
Capital loss carry-forwards	533	847
Valuation allowance	(52,941)	(55,089)
Net future income tax asset, long-term	1,437	879
Future income tax liability, long-term:
Long-term debt	(300)	(289)
Convertible notes payable	(447)	40
Kaiser-Francis credit facility	—	(4)
Obligations under capital leases	(122)	(72)
Net future income tax liability, long term	(869)	(325)
Net future income tax asset, long-term	$568	$554
Future income tax liability, current:
Inventories	—	(147)
Crushed and broken ore stockpiles	(564)	(399)
Deferred financing costs	(4)	(8)
Future tax liability, current	$(568)	$(554)
Future income tax assets (liabilities)	$—	$—

Future mining tax liability, current:
Inventories	—	(40)
Crushed and broken ore stockpiles	(168)	(109)
Future mining tax liability, current	(168)	(149)
Future mining tax liability, long-term:
Mining interests, net	(1,742)	(1,499)
Provision for mine closure costs	449	420
Mine restoration obligation	754	698
Future mining tax liability, long-term	$(539)	$(381)

At December 31, 2007, the Company had capital loss carry-forwards of approximately $3,700 (2006 - $5,100), which are available to reduce capital gains of future years.

At December 31, 2007, the Company and its subsidiary had non capital losses of approximately $30,900 (2006 - $37,500), of which $12,200 expires in 2015, $8,800 expires in 2026 and $9,900 expires in 2027. The tax benefit of these losses has not been recognized in the financial statements.

At December 31, 2007, the Company and its subsidiary had undepreciated capital cost allowance of approximately $254,000 (2006 - $278,000) available to offset future taxable income.

20. STATEMENT OF CASH FLOWS

(a)                                  The net changes in non-cash working capital balances related to operations are as follows:

	2007	2006	2005
Cash provided by (used in):
Concentrate awaiting settlement	$(16,201)	$(44,194)	$29,406
Inventories and stockpiles	(4,485)	(3,727)	3,484
Other assets	20	(258)	(729)
Accounts payable and accrued liabilities	(769)	5,009	(3,839)
Taxes recoverable	83	(531)	(135)
	$(21,352)	$(43,701)	$28,187

(b)                                  Cash outflows during the year for interest and income taxes were as follows:

	2007	2006	2005
Interest paid on long-term debt	$1,249	$2,319	$2,477
Interest paid on obligations under capital leases	$393	$592	$339
Income and mining taxes paid	$263	$291	$699

(c)                                  The Series I and II convertible notes bear interest at a rate of 6.5% per annum payable bi-monthly. The interest payments may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. During 2007, in a non cash transaction, the Purchaser’s elected to receive common shares in settlement of their interest expense in the amount of $2,644 (2006 – $1,974; 2005 – $nil).

(d)                                  Principal repayments for the Series I and II convertible notes may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. During 2007, in a non cash transaction, the Purchaser’s elected to receive common shares in settlement of their principal repayments in the amount of $24,149 (2006 – $nil).

(e)                                  During 2007, mining interests were acquired at an aggregate cost of $15,346 (2006 – $19,384; 2005 – $41,998) of which $nil (2006 – $nil; 2005 – $6,583) were acquired by means of capital leases.

21. SUBSEQUENT EVENTS

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day overallotment option granted to the underwriters at an exercise price of US$4.00 per unit, for total gross proceeds of US$11.2 million. Kaiser-Francis also exercised its pre-existing right under the securities purchase agreement to subscribe for 25% of the overallotment units.

22. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform to the presentation adopted in 2007.